Mail Stop 7010
      July 29, 2005

Denise D. Smith
Silver Pearl Enterprises, Inc.
1541 E. I-30
Rockwall, TX 75087

Re:	Silver Pearl Enterprises, Inc.
	Amendment No. 1 to Registration Statement on Form SB-1
      Filed July 11, 2005
      File No. 333-124837

Dear Ms. Smith:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 2

1. We note your response to prior comment 5. Please discuss the company`s plan of operation in greater detail. For example, quantify the amounts you expect to spend for inventory purchases, opening a new store, website development, and marketing and advertising. Also disclose the expected timing for these expenditures.

Risk Factors, page 4

2. We note your response to prior comment 11. Please move the sentence you have added to the risk captioned "No Public Market for Our Common
Stock Currently Exists." Also disclose that securities being quoted on the OTCBB must be sponsored by a participating market maker. Plan of Distribution, page 9

3. We note your response to prior comment 15. Please clarify whether the subscription agreement is terminated if the offering is not completed by December 8, 2005. If not, explain why.

Description of Business, page 11

4. We note your response to prior comment 16. However, we do not see where you have described your inventory and warranty practices.
Please
revise.

Management`s Discussion and Plan of Operations, page 15

5. We note your response to prior comment 18. Please expand on why your expenses would not increase at the same rate as sales. We note that in Use of Proceeds, a substantial portion of the proceeds will be used for inventory and marketing and advertising expenses. You also state in the risk factors that you expect to have minimal income or incur net losses for the foreseeable future.

6. We note your response to prior comment 19. Please provide greater detail regarding your plan of operation for the 12 months following the commencement of the offering.

7. We note your response to prior comment 20. Please disclose the parties, the interest rate and any other material term of the note.

Notes to Consolidated Financial Statements

Statement of Cash Flows

8. We note your response to prior comment 27 and your revisions to the statement of cash flows for the period ended December 31, 2004 to show the non-cash items as supplemental disclosures, however, we still note
"Stock Issued for Fixed Assets and Inventory" included in operating cash flows. This item, unlike "Stock Issued for Services," is not related to net income, and thus should not be shown as a reconciling item to net cash provided by operating activities. Please revise your cash flow statement by removing the non-cash item, "Stock Issued for
Fixed Assets and Inventory" and the corresponding non-cash items, "Increase in Inventory" and "Purchase of Fixed Assets."

9. Please also make the applicable revisions to the cash flow statement for the period ended June 30, 2005.

Note 1 - Significant Accounting Policies

Software Capitalization

10. You responded to our prior comment 29 that the notes to the financial statements have been revised, but we do not note any revisions to the Software Capitalization footnote. Please reference the applicable revisions, and provide the following information:
* Please tell us what consideration you gave to EITF 00-02 in determining to capitalize these costs.
* Tell us what if any costs were expensed when incurred.
* In addition, file the internet web site development contract agreement as a correspondence file in EDGAR as part of your supplemental response to our letter.

Note 4 - Common Stock

11. Identify the marketable securities reflected in the June 30,
2005
balance sheet.  The disclosure may be included in Note 4 on page
F-8.
Please tell us how the company determined the value of the marketable securities at the date of the receipt. We note that Note 4 on page F-
8 indicates a value of $13,750 while paragraph 10 of the letter dated
June 21, 2005 filed as exhibit 11.1 indicates a value of $15,000. Tell us the market price of the company`s common stock at the date of the transaction.

Exhibit 4.1 - Subscription Agreement

12. We reissue prior comment 34. The agreement does not reflect the escrow terms described in the prospectus. Please revise or file a separate escrow agreement.

Exhibit 11.1

13. Please revise the opinion to reflect that the Lamberth Law
Firm
has acted as counsel to the company and that the last paragraph of the letter is counsel`s opinion. Also file a consent.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bret Johnson at (202) 551-3753 or Nate
Cheney at
(202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

      					Sincerely,


      					Pamela Long
								Assistant Director

cc:	R. Bradley Lamberth, Esq.
	Lamberth Law Firm
	1010 W. Ralph Hall Parkway
	Rockwall, TX 75032

??

??

??

??

Denise D. Smith
Silver Pearl Enterprises, Inc.
July 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE